Mail Stop 4561

September 11, 2006

A.A. McLean III
Executive Vice President and Chief Financial Officer
World Acceptance Corporation
108 Frederick Street
Greenville, South Carolina 29607

> **RE:** **World Acceptance Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2005**
> **Form 10-Q for the Quarterly Period Ended September 30, 2005**
> **File No. 0-19599**

Dear Mr. McLean,

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Paul Cline
Senior Accountant